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SEC FILE NUMBER
333-134701

CUSIP NUMBER
64125B AC 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(CHECK ONE) ☐ Form 10-K ☐      Form 20-F ☐       Form 11-K ☑       Form 10-Q ☐      Form 10D ☐      Form N-SAR ☐ Form N-CSR
For Period Ended: December 7, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Network Communications, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable
2305 Newpoint Parkway

Address of Principal Executive Office (Street and Number)
Lawrenceville, GA 30043

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART III — NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Although the management of Network Communications, Inc. (the “Registrant”) has been working diligently to complete all required information for its Form 10-Q for the nine periods ended December 7, 2008 (the “Form 10-Q”), the Registrant is unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense due to the efforts that would be required to complete its assessment of goodwill for impairment. The Registrant saw indicators of potential impairment of its goodwill during the nine periods ended December 7, 2008 including the continued decline of its revenues and the current trading price of outstanding debt securities which caused the Registrant to conduct an interim impairment analysis. The Registrant believes that it failed step one of the goodwill impairment analysis and is currently evaluating its analysis to determine the estimate of the impairment loss to be recorded in its statements of operations for the three periods and nine periods ended December 7, 2008 which is expected to be approximately in the range of $75 million to $100 million. The Registrant is presently working towards completing its evaluation in order to be able to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.
(Attach Extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gerard P. Parker	(770)	962-7220

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, iden tify report(s).	☑ YES	☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?	☑ YES	☐ NO
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the Registrant is still evaluating its goodwill impairment to determine the estimate of impairment loss that will be recorded in its statements of operations for the nine periods ended December 7, 2008, the amount of which is expected to be approximately in the range of $75 million to $100 million, it is likely that any such impairment would result in a significant change in the Registrant’s results of operations for the nine periods ended December 7, 2008 as compared to the same period in the previous fiscal year.

Network Communications, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 22, 2009	By:	/s/ Gerard P. Parker

Gerard P. Parker
Senior Vice President and Chief Financial Officer
     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).